THE CLARK GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 29, 2007 AND DECEMBER 30, 2006
TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

THE CLARK GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of The Clark Group, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of The Clark Group, Inc. and subsidiaries (the “Company”) as of December 29, 2007 and December 30, 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 29, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Clark Group and subsidiaries, as of December 29, 2007 and December 30, 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 29, 2007, in conformity with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania

April 22, 2008

THE CLARK GROUP, INC.

CONSOLIDATED BALANCE SHEETS
(In Thousands)

	December 29, 2007	December 30, 2006
ASSETS
Current assets:
Cash	$1,472	$4,075
Accounts receivable	6,362	6,229
Other receivables	358	106
Prepaid expenses	947	952
Current assets of discontinued operations	437	784
Total current assets	9,576	12,146
PROPERTY AND EQUIPMENT, net of accumulated depreciation	1,413	1,705
Goodwill	10,871	10,871
Other Assets	11	46
Total assets	$21,871	$24,768
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,785	$7,246
Accrued expenses and other payables	1,442	2,098
Current liabilities of discontinued operations	126	556
Total current liabilities	8,353	9,900
STOCKHOLDERS’ EQUITY
Voting common stock par value $1, 2,500 shares authorized, 910 shares issued at December 31, 2007 and December 31, 2006, respectively	1	1
Non-voting common stock par value $1, 22,500 shares authorized, 8,190 shares issued at December 31, 2007 and December 31, 2006, respectively	8	8
Additional paid in capital	1,041	1,041
Retained earnings	12,468	13,818
Total stockholders’ equity	13,518	14,868
Total liabilities and stockholders’ equity	$21,871	$24,768

See Notes to Consolidated Financial Statements

The Clark Group, Inc.

Consolidated Statements of Income
(In Thousands)

	52 Weeks Ended December 29, 2007	52 Weeks Ended December 30, 2006	52 Weeks Ended December 31, 2005
GROSS REVENUES	$75,804	$76,603	$73,382
FREIGHT EXPENSE	(47,032)	(47,979)	(44,332)
Gross Profit	28,772	28,624	29,050
SELLING, OPERATING AND ADMINISTRATIVE EXPENSES	(21,724)	(21,058)	(20,893)
Income from operations	7,048	7,566	8,157
INTEREST INCOME	32	71	35
INTEREST EXPENSE	(38)	(30)	(32)
Income before income taxes	7,042	7,607	8,160
INCOME TAX EXPENSE	(48)	(135)	(255)
INCOME FROM CONTINUING OPERATIONS	6,994	7,472	7,905
LOSS FROM DISCONTINUED OPERATIONS	(2,044)	(435)	(355)
NET INCOME	$4,950	$7,037	$7,550

See Notes to Consolidated Financial Statements

THE CLARK GROUP, INC.

Consolidated Statements of Stockholders’ Equity
(In Thousands, except share data)

	Voting $1 Par Value Common Stock			Non-Voting $1 Par Value Common Stock			Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders’ Equity
	Authorized Shares	Number Of Shares Outstanding	Common Stock Voting	Authorized Shares	Number Of Shares Outstanding	Common Stock Non-Voting
BALANCES, JANUARY 1, 2005	2,500	1,000	1	22,500	9,000	9	2,990	11,177	(950)	13,227
Net income	—	—	—	—	—	—	—	7,550	—	7,550
Purchase of 491 shares at $2,501 per share	—	—	—	—	—	—	—	—	(1,228)	(1,228)
Sale of 91 shares at $2,501 per share	—	—	—	—	—	—	—	—	228	228
Dividends	—	—	—	—	—	—	—	(5,632)	—	(5,632)
BALANCES, DECEMBER 31, 2005	2,500	1,000	1	22,500	9,000	9	2,990	13,095	(1,950)	14,145
Net income	—	—	—	—	—	—	—	7,037	—	7,037
Dividends	—	—	—	—	—	—	—	(6,314)	—	(6,314)
Retirement of treasury stock	—	(90)	—		(810)	(1)	(1,949)	—	1,950	—
BALANCES, DECEMBER 30, 2006	2,500	910	1	22,500	8,190	8	1,041	13,818	—	14,868
Net income	—	—	—	—	—	—	—	4,950	—	4,950
Dividends	—	—	—	—	—	—	—	(6,300)	—	(6,300)
BALANCES, DECEMBER 29, 2007	2,500	910	1	22,500	8,190	8	1,041	12,468	—	13,518

See Notes to Consolidated Financial Statements.

THE CLARK GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	December 29, 2007	December 30, 2006	December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	4,950	7,037	7,550
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation	359	465	438
Loss on Disposal of Property and Equipment	122	—	—
(Increase) Decrease in accounts receivable	(133)	1	336
(Increase) Decrease in other receivables	(252)	(59)	(9)
(Increase) Decrease in prepaid expense	5	99	(158)
(Increase) Decrease in current assets of discontinued operations	347	213	(812)
Increase (Decrease) in accounts payable	(461)	(593)	841
Increase (Decrease) in accrued expenses and other payables	(656)	206	2
Increase (Decrease) in current liabilities of discontinued operations	(430)	(58)	260
Net cash provided by operating activities	3,851	7,311	8,448
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(189)	(478)	(418)
Decrease in other assets	35	—	—
Net cash used in investing activities	(154)	(478)	(418)
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under credit facility	151	—	1,090
Repayments under credit facility	(151)	—	(1,090)
Dividends to stockholders	(6,300)	(6,314)	(5,632)
Purchase of treasury stock	—	—	(1,228)
Sale of treasury stock	—	—	228
Net cash used in financing activities	(6,300)	(6,314)	(6,632)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,603)	519	1,398
CASH AND CASH EQUIVALENTS, at beginning of period	4,075	3,556	2,158
CASH AND CASH EQUIVALENTS, at end of period	1,472	4,075	3,556
SUPPLEMENTAL CASH FLOW DISCLOSURE
Cash paid for interest	21	30	32
Cash paid for taxes	202	135	255

See Notes to Consolidated Financial Statements

THE CLARK GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Activity   —   The Clark Group, Inc. (the Company) is a logistics services company that provides ground, air and ocean freight forwarding, contract logistics, customs clearances, distribution, inbound logistics, truckload brokerage and other supply chain management services. The Company serves its clients through a network of contract logistics providers and distribution centers.

Consolidation — The consolidated financial statements include the accounts of The Clark Group, Inc. and its subsidiaries. All significant inter-company transactions have been eliminated in consolidation. The Company is a holding company with investments in operating entities, Clark Distribution Systems, Inc., Clark Worldwide Transportation Limited, Clark Worldwide Transportation, Inc., Highway Distribution Systems, Inc. and Evergreen Express Lines, Inc.

Year End   —   The Company utilizes a 52 – 53 week fiscal year ending on the Saturday closest to December 31. The years ended December 29, 2007 and December 30, 2006 each included 52 weeks.

Recognition of Revenue — Gross revenues consist of the total dollar value of goods and services purchased from us by our customers. Emerging Issues Task Force (EITF) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, establishes the criteria for recognizing revenues on a gross or net basis. All transactions are recorded at the gross amount we charge our customers for the service. In these transactions, we are the primary obligor, we are a principal to the transaction, we have all the credit risk, we maintain substantially all risks and rewards, we have discretion to select the supplier, and we have latitude in pricing decisions. We have no material revenues relating to activities where these factors are not present. The Company also recognizes revenue in accordance with method 5 of Emerging Issues Task Force (EITF) Issue No. 91-9, Revenue and Expense Recognition for Freight Services in Process. Accordingly, gross revenue and freight consolidation costs for domestic ground freight, international air and ocean freight forwarding services are recognized based upon the relative transit time in each reporting period with expense recognized as incurred. We compute relative transit time by considering the mode of transportation and the destination. Our domestic ground freight times are highly predictable and are based on historical delivery times. We estimate our international air and ocean freight transit times based on published third party carrier arrival schedules. Gross profits are gross revenues less freight expense.

Cash and Cash Equivalents   —   For purposes of the consolidated statements of cash flows, the Company considers all short term, highly liquid investments with an original maturity of less than 90 days to be cash equivalents.

Accounts Receivable   —   Accounts receivable are recorded at management’s estimate of net realizable value. Management evaluates the adequacy of the allowance for uncollectible accounts on a customer specific basis. These factors include historical trends, general and specific economic conditions and local market conditions. Accounts are written off when management determines collection is doubtful. The balances for the allowance for uncollectible accounts were $311,000 and $300,000 respectively for the years ended December 29, 2007 and December 30, 2006.

Property and Equipment   —   Property and equipment are stated at cost. Buildings and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the related lease term or useful lives of the assets. Gains and losses on disposal of property and equipment are recognized when the asset is sold. Expenditures for maintenance and repairs are expensed as incurred, whereas expenditures for improvements and replacements are capitalized.

Freight Expense   —   Freight expense includes purchased transportation expenses and our operated fleet expenses, including equipment rents and leases, maintenance, fuel and driver personnel expenses.

Selling Operating and Administrative Expenses   —   Selling, operating and administrative expenses includes all operating expense except freight. These expenses include personnel, occupancy, packaging, supplies, insurance, cargo losses and depreciation.

Income Taxes   —   The Company has elected to file its Federal income tax return as an ‘‘S’’ Corporation. Any income or loss for federal income tax purposes is passed through to the shareholders. The Company has elected to file as a ‘‘C’’ corporation in certain states. The attendant state income tax expense is reflected on the income statement. Deferred state income taxes are not material.

Fair Value of Financial Instruments   —   The Company’s financial instruments consist of accounts receivable, accounts payable, accrued expenses and debt. The fair value of these financial instruments approximates their carrying value.

Operating Leases — The Company leases all of its distribution facilities and transportation equipment. At inception, each lease is evaluated to determine whether the lease will be accounted for as an operating or capital lease. The term used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal can be reasonably assured and failure to exercise such option would result in an economic penalty. The Company currently has no leases that meet the capital lease requirements, therefore all leases are currently accounted for as operating.

We utilize a straight-line rent expense for all operating leases that is calculated from the date of inception of the leased premises through the lease termination date, which accounts for any ‘‘rent holiday’’. When applicable, items such as rent escalations, rent holidays, contingent rents, rent concessions and lease incentives are all factored into determining the total amount of rent to be amortized over the life of the lease.

Significant Estimates   —   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements.

The Company accrues freight expense for any transportation pool costs that have been incurred as of an accounting cutoff, but have not been invoiced and included in accounts payable. These estimates are used to substantiate vendor invoices that are processed for payment, as well as Clark’s accruals for purchased transportation for shipments in process at its accounting cutoffs.

In the ordinary course of operations, employees may be injured and file a claim for workers compensation. Based upon its review of open claims, management adjusts the balance sheet accrual to equal its estimate of incurred losses, including an estimate for incurred but not reported claims (IBNR). IBNR includes future development of incurred losses.

Actual results could differ from these estimates.

Accounting for Goodwill, Intangibles and Other Long-lived Assets   —   The Company accounts for goodwill, intangibles and other long-lived assets in accordance with SFAS No. 142, Goodwill and Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

The Company measures for potential goodwill impairment using a discounted cash flow model to determine the estimated fair value of our reporting units. The discounted cash flow model contains significant assumptions and estimates about discount rates, future operating results and terminal values that could materially affect the Company’s operating results or financial position if they were to change significantly in the future. The Company performs its goodwill impairment test annually and whenever events or changes in facts or circumstances indicate that impairment may exist.

In accordance with SFAS No. 144, when events, circumstances or operating results indicate that the carrying values of certain long-lived assets and related identifiable intangible assets (excluding goodwill) that are expected to be held and used might be impaired, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value may be estimated based upon internal evaluations that include quantitative analysis of revenues and cash flows, reviews of recent sales of similar assets and independent appraisals.

Comprehensive Income   —   SFAS No. 130, Reporting Comprehensive Income, established standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income for years ended December 29, 2007 and December 30, 2006 was the same as net income for the Company.

Foreign Currency   —   For consolidation purposes, assets and liabilities expressed in currencies other than U.S. dollars are translated at the rates of exchange effective at the balance sheet date. These gains and losses arising on remeasurement are accounted for in the income statement. Operating results for the year are translated using average rates of exchange for the year. Gains and losses on translation are not material.

New Accounting Standards   —   In July 2006, FASB issued its Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, Accounting for Income Taxes (‘‘FIN 48’’), which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. This interpretation prescribes a minimum recognition threshold (more likely than not or greater than 50 percent) and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return or otherwise. This interpretation also provides guidance on recognition, classification, interest and penalties’ accounting in interim periods.

FIN 48 is not effective to non-public organizations until fiscal years beginning after December 15, 2007. The company adopted the provisions of FIN 48 for the year ended December 29, 2007. The adoption of FIN 48 did not impact the company’s financial position, results of operations or cash flows for the twelve months ended December 29, 2007. The company did not have material unrecognized tax benefits, expected changes to unrecognized tax benefits or interest and penalties as of, or for the twelve months ended December 29, 2007. Our accounting policy for recognition of interest and penalties related to income taxes is to include such items as a component of income tax expense.

At December 29, 2007 the company is a subchapter S corporation, and therefore not subject to federal or state income tax, with the exception of certain states that do not recognize federal S corporation status. The Company files income tax returns in the United Kingdom for its foreign subsidiary. With respect to federal, state and foreign income tax, tax returns for all years after 2003 are subject to future examination by the respective tax authorities.

On September 15, 2006, the FASB issued, SFAS No. 157, Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities and applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. On November 14, 2007, the FASB granted a one-year deferral for the implementation of SFAS No. 157 for non-financial assets and liabilities. This deferral was formalized in February 2008, when the FASB issued FASB staff position ‘‘FSP’’ SFAS #157-2, ‘‘Effective Data of FASB Statement #157’’. The company is currently in the process of evaluating the impact of adopting this pronouncement.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This new standard provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The FASB believes that SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and No. 107. This Statement is effective beginning January 1, 2008 for the Company, with early adoption permitted under certain circumstances. Management is currently evaluating the impact that adoption of SFAS No. 159 will have on the Company’s financial position and results of operations.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110 (‘‘SAB 110’’) to permit entities, under certain circumstances to continue to use the ‘‘simplified’’ method, in developing estimates of expected term of ‘‘plain-vanilla’’ share options in accordance with Statement No. 123R Share-Based Payment. SAB 110 amended SAB 107 to permit the use of the ‘‘simplified’’ method beyond December 31, 2007. The Company is evaluating the impact the adoption of SAB 100 will have on the financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (‘‘SFAS 141R’’), which replaces SFAS 141. SFAS 141R retains the fundamental requirements of SFAS 141, but revises certain principles, including the definition of a business combination, the recognition and measurement of assets acquired and liabilities assumed in a business combination, the accounting for goodwill, and financial statement disclosure. SFAS 141R will be effective for an acquisition which is on or after the beginning of the first annual reporting period, beginning on or after December 15, 2008. The Company is evaluating the impact the adoption of SFAS No. 141R will have on the financial statements.

In December 2007, the FASB issued SFAS No. 160, ‘‘Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51’’ (‘‘SFAS 160’’). SFAS 160 established new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and early adoption is prohibited. The Company is evaluating the impact that the adoption of SFA No. 160 will have on the financial statements.

2.    OTHER RECEIVABLES:

Other receivables consist of:

	December 29, 2007	December 30, 2006
	(Thousands)
Casualty claims	$112	$71
Other	246	35
	$358	$106

3.    PROPERTY AND EQUIPMENT:

Property and equipment consist of:

	Estimated useful lives	December 29, 2007	December 30, 2006
		(Thousands)
Land		71	71
Building	40 years	506	506
Leasehold improvements	3 – 7 years	204	230
Furniture and office equipment	3 – 7 years	2,798	2,857
Equipment	3 – 7 years	1,501	1,639
		5,080	5,303
Accumulated depreciation		(3,667)	(3,598)
Property and equipment, net		1,413	1,705

Depreciation expense for continuing operations was $359,000 and $392,000 for the years ended December 29, 2007 and December 30, 2006 respectively. Depreciation expense for discontinued

operations was $73,000 for the year ended December 30, 2006. Repairs and maintenance expense for continuing operations was $644,000 and $765,000 for the years ended December 29, 2007 and December 30, 2006 respectively.

4.    DEBT:

The Company has a revolving bank loan, which is secured by the Company’s assets. The commitment on the revolving credit line is $4.0 million and matures in June 2007, which was later extended to February 21, 2008. Interest is payable at 1.75% over Libor, and a facility fee of 0.30% is payable annually. The loans contain covenants that require the Company to maintain certain financial ratios and, among other restrictions, place limitations on cash dividends. At December 29, 2007, the Company was in compliance with its covenants.

The Company has issued approximately $1,417,000 in bank letters of credit. Future payments under the Company’s workers’ compensation insurance program represented $1,174,000 of this amount, and the balance was issued as a security deposit for its leased UK property, which was disposed of on August 30, 2007 (See Note 15). To date, this letter of credit has not been relinquished by the local UK bank and management is actively pursing the release of this letter of credit.

The Company recognizes fees associated with the revolving credit line and the letters of credit as interest expense. These fees totaled approximately $17,000 and $30,000 for the years ended December 29, 2007 and December 30, 2006, respectively.

5.    INSURANCE ACCRUALS:

The Company uses a combination of insurance and self-insurance to provide for the liabilities for workers’ compensation, healthcare benefits, general liability, property insurance, and vehicle liability. Liabilities associated with the self-insured risks are not discounted and are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other assumptions. The estimated accruals for these liabilities, portions of which are calculated by independent third party service providers, could be significantly affected if future occurrences and claims differ from these assumptions and historical trends. The self-insurance reserve for medical, dental and workers’ compensation was included in ‘‘accrued expenses ’’ in the balance sheets and at December 29, 2007 and December 30, 2006 was $402,000 and $343,000 respectively.

6.    LEASES:

The Company has non-cancelable operating leases, primarily for real property. The leases require the Company to pay maintenance, insurance and other operating expenses. Rental expense for operating leases for the years ended December 29, 2007 and December 30, 2006 was $3,928,000 and $3,669,000 respectively.

Future minimum lease payments for continuing operations under non-cancelable operating leases at December 29, 2007 are as follows:

	Property	Equipment	Total
	(Thousands)
2008	$1,783	$1,356	$3,139
2009	1,247	1,327	2,574
2010	821	1,128	1,949
2011	837	617	1,454
2012	630	525	1,155
Thereafter	25	391	416
	$5,343	$5,344	$10,687

The Company’s leases for real property generally contain renewal options for periods of two to five years.

7.    EMPLOYEE BENEFIT PLAN:

The Company maintains a defined contribution benefit plan for its qualified employees. Annual contributions are made at management’s discretion. The plan covers all full time employees who have completed 12 months of service and who are at least 21 years of age. Expense under the plan for the years ended December 29, 2007 and December 30, 2006 was $281,000 and $234,000 respectively.

8.    COMMITMENTS AND CONTIGENCIES:

From time to time, the Company is a defendant or plaintiff in various legal proceedings arising in the ordinary course of business. To date, none of these types of litigation has had a material effect on the Company.

9.    BUSINESS AND CREDIT CONCENTRATIONS:

Domestically the Company maintains cash and cash equivalents in five banks and overnight repurchase agreements. The bank balances are insured up to $100,000 per bank account. The Company had deposits at five banks that exceed the balance insured by the F.D.I.C. in the amount of $900,400. The overnight government repurchase agreements were $1,527,000 and $2,497,000 as of December 29, 2007 and December 30, 2006, respectively.

Sales to three printers and publishers aggregated $26,596,000 and $27,218,000 for the years ended December 29, 2007 and December 30, 2006 respectively. Accounts receivable from these printers and publishers were $788,000 and $872,000 as of December 29, 2007 and December 30, 2006 respectively.

10.    RELATED-PARTY TRANSACTIONS:

The Company has entered into an agreement with Anderson Management Services, related through common control, for certain executive management services. The costs for these services was $110,000 for each of the years ended December 29, 2007, December 30, 2006 and December 31, 2005, respectively and are included in selling, operating and administrative expenses. At December 29, 2007 and December 30, 2006, this payable was $110,000 and $27,000, respectively, for management services.

The Company provides logistics and transportation services for Anderson Merchandisers, LP, related through common control. The revenue related to these services was $2,644,000, $1,981,000 and $0 for the years ended December 29, 2007, December 30, 2006 and December 31, 2005, respectively and is included in net revenues. Accounts receivable from Anderson Merchandisers, LP, was $149,000 and $359,000 as of December 29, 2007 and December 30, 2006 respectively.

The Company provides logistics and transportation services for Prologix Distribution Services (East), LLC and Anderson Services, LLC, both related through common control. The revenue related to these services was $46,000, $118,000 and $24,000 for the years ended December 29, 2007, December 30, 2006 and December 31, 2005, respectively, and is included in net revenues. Accounts receivable from Prologix Distribution Services (East), LLC and Anderson Services, LLC, was $0 and $5,000 as of December 29, 2007 and December 30, 2006.

The Company purchases transportation from Anderson Services, LLC, related through common control. Such purchases were $199,000, $634,000 and $716,000 for the years ended December 29, 2007, December 30, 2006 and December 31, 2005, respectively. Also, the Company leases certain distribution facilities from Anderson Services, LLC. Lease expense associated with this lease totaled $30,000, $355,000 and $162,000 for the years ended December 29, 2007, December 30, 2006 and December 31, 2005, respectively. Accounts payable to Anderson Services, LLC was $0 and $10,000 as of December 29, 2007 and December 30, 2006.

11.    BUSINESS SEGMENTS:

The Company identifies business segments into Domestic and International. The Domestic segment consists of operations serving a variety of wholesale customers in North America. The International segment consists principally of shipments outside North America. Financial information on business segments for the years ended December 29, 2007 and December 30, 2006 is presented below (in thousands):

Year Ended December 29, 2007	Domestic	International	Consolidated
Net revenues	$63,127	$12,677	$75,804
Freight expense	(39,990)	(7,042)	(47,032)
Gross profit	23,137	5,635	28,772
Selling, operating, and administrative expenses	(16,488)	(5,236)	(21,724)
Income from operations before interest and taxes	$6,649	$399	$7,048
Total assets	$18,679	$2,556	$21,235
Capital expenditures	$178	$11	$189

Year Ended December 30, 2006	Domestic	International	Consolidated
Net revenues	$61,706	$14,897	$76,603
Freight expense	(39,951)	(8,028)	(47,979)
Gross profit	21,755	6,869	28,624
Selling, operating, and administrative expenses	(15,632)	(5,426)	(21,058)
Income from operations before interest and taxes	$6,123	$1,443	$7,566
Total assets	$20,848	$3,477	$24,325
Capital expenditures	$362	$81	$443

Year Ended December 31, 2005	Domestic	International	Consolidated
Net revenues	$57,711	$15,671	$73,382
Freight expense	(35,678)	(8,654)	(44,332)
Gross profit	22,033	7,017	29,050
Selling, operating, and administrative expenses	(15,190)	(5,703)	(20,893)
Income from operations before interest and taxes	$6,844	$1,313	$8,157
Total assets	$20,355	$3,687	$24,042
Capital expenditures	$179	$197	$376

For purposes of this disclosure, all inter-company transactions have been eliminated and all activities associated with the discontinued operations have been excluded.

12.    PROFORMA INCOME TAXES (UNAUDITED):

The Company is currently taxed as an S-Corporation for federal and for certain state income tax purposes. Any income or loss for federal income and certain state tax purposes is passed through to the shareholders.

The following is a summary of the proforma components of income taxes as if the Company had been taxed as a C-Corporation for federal and state income tax purposes (in thousands, except for earnings per share data):

	December 29, 2007	December 30, 2006	December 31, 2005
Income before income tax expense	$4,998	$7,172	$7,805
Proforma income tax expense	1,839	2,771	2,887
Proforma net income	$3,159	$4,401	$4,918
Proforma earnings per share	$347.14	$483.63	$491.80

The proforma provision for income taxes consisted of the following (in thousands):

	December 29, 2007	December 30, 2006	December 31, 2005
Current provision
Federal	$1,680	$2,363	$2,517
State	198	444	473
Total current provision	1,878	2,807	2,990
Deferred provision
Federal	(35)	(30)	(87)
State	(4)	(6)	(16)
Total deferred provision (benefit)	(39)	(36)	(103)
Proforma income tax expense	$1,839	$2,771	$2,887

Reconciliations between the statutory federal income tax rate and the Company’s proforma effective income tax rate were as follows (in thousands):

	December 29, 2007	December 30, 2006	December 31, 2005
Federal income tax at statutory rates	34%	34%	34%
State income taxes, net of federal benefit	4%	4%	4%
Effective income tax rate	38%	38%	38%

Proforma deferred tax assets and liabilities are measured based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. The significant components of the Company’s proforma net deferred tax assets and liabilities consisted of the following (in thousands):

	December 29, 2007	December 30, 2006	December 31, 2005
Receivables and accruals	$137	$121	$123
Property, equipment and intangible assets	360	120	102
Other	(291)	(74)	(94)
Total deferred tax asset, net	$206	$167	$131

Net income derived from shipments that originate outside of the United States has not been material. Consequently, the Company recognizes no foreign income taxes.

13.    STOCKHOLDER’S EQUITY

Under the terms of its stockholders agreement, the Company is obligated to repurchase shares of its common stock, under certain circumstances. If the stockholder is an employee of the Company and ceases such employment prior to owing shares for twenty years, the Company has a call option. If the stockholder/employee owns the shares for more than twenty years, the employee has a put option. Regardless of the period of ownership, the Company must redeem 50% of an individual’s shares at age 65 and the balance of the shares owned at age 70. The purchase price is based on a multiple of defined earnings for the year preceding the exercise date.

The Company accounts for these shares in accordance with Financial Accounting Standard #150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity and specifically in accordance with FASB Staff Position (‘‘FSP’’) No. 150-3 (As Amended), Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Under the FSP, as a non-public company, the requirement to classify Company’s common stock as a liability due to its redemption features is indefinitely deferred.

14.    STOCK RECAPITALIZATION

In December 2006, the Board of Directors approved a stock recapitalization in which each existing share of the Company’s common stock was converted to 0.10 shares of class A voting $1 par value common stock and 0.90 shares of Class B non-voting $1 par value common stock. The effect of this action did not increase the number of outstanding shares. The effect of this action is shown retroactively in the Consolidated Statement of Stockholders’ Equity.

15.    DISCONTINUED OPERATIONS:

On May 18, 2007 the Company’s stockholders agreed to sell 100% of the outstanding shares of common stock to Global Logistics Acquisition Corporation. In connection with the execution of the purchase agreement, the Company committed to a plan to discontinue its operations located in the United Kingdom. Operations were discontinued on August 19, 2007 and the facility was vacated by the end of the month. The Company negotiated the cancellation of its facility lease and incurred an expense in the amount of $1,552,000 in 2007. In accordance with Statements of Financial Accounting Standards (SFAS) No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the Company recognized the expenses associated with the severance and lease cancellation in the period in which they were incurred.

The following summarizes the balance sheets of the United Kingdom discontinued operations as of December 29, 2007 and December 30, 2006 as follows:

	December 29, 2007	December 30, 2006
CURRENT ASSETS OF DISCONTINUED OPERATIONS
Accounts receivable	$7	$508
Other receivables	430	41
Prepaid expenses	0	235
Total current assets of discontinued operations	$437	$784
CURRENT LIABILITIES OF DISCONTINUED OPERATIONS
Accounts payable	$66	$544
Accrued expenses and other payables	60	12
Total liabilities of discontinued operations	$126	$556

The results for the Discontinued Operations for the years ended December 29, 2007 and December 30, 2006 are as follows:

	December 29, 2007	December 30, 2006	December 31, 2005
Gross Revenues	$1,643	$3,727	$3,360
Freight Expense	(1,260)	(2,601)	(2,389)
Gross Profit	383	1,126	971
Selling, Operating and Administrative Expenses	(2,427)	(1,561)	(1,326)
Loss From Discontinued Operations	$(2,044)	$(435)	$(355)

16.    SUBSEQUENT EVENTS

On May 18, 2007, the Clark Group Inc. and its wholly owned subsidiaries entered into a Stock (‘‘Purchase Agreement’’) in which the company agreed to sell 100% of its outstanding shares of common stock to Global Logistics Acquisition Corporation (‘‘GLAC’’). At the closing of the Acquisition on February 12, 2008, the owners of the Company received a total consideration of $75,000,000 (of which $72,527,472.53 was paid in cash and $2,472,527.47 was paid by the issuance of 320,276 shares of GLAC’s common stock valued at $7.72 per share to the company existing shareholders). In connection with the closing of the Acquisition, GLAC changed its name from Global Logistics Acquisition Corporation to Clark Holdings, Inc.

Upon the closing of the Acquisition, an escrow agreement (‘‘Escrow Agreement’’) was entered into providing for (i) $7,500,000 as a fund for the payment of indemnification claims that may be made by GLAC as a result of any breaches of the company’s covenants, representations and warranties in the Acquisition Agreement (‘‘Indemnification Escrow’’), (ii) $500,000 as a fund to pay GLAC the amount, if any, by which the average of the working capital on the last day of the month for the twelve months ending March 31, 2008 is higher (less negative)than negative $1,588,462, and (iii) $300,000 as a fund to reimburse and the Company for costs incurred in connection with discontinuing certain of the company’s present operations in the United Kingdom.

Holders of 1,802,983 shares of GLAC’s common stock voted against the Acquisition and elected to convert or have converted their shares into a pro rata portion of the trust account (approximately $8.06 per share or an aggregate of $14,536,911). After giving effect to (i) the issuance of shares in connection with the Acquisition and (ii) the conversion of shares, there are currently 12,017,293 shares of common stock outstanding. In addition, the founders have placed 1,173,438 shares of common stock into escrow pending the attainment of a specified market price.

Simultaneously with the Acquisition, GLAC and the Company entered into a Credit Agreement as borrowers, with various financial institutions party thereto, as lenders, and LaSalle Bank National Association, as administrative agent (‘‘LaSalle’’) (‘‘Credit    Agreement’’). Pursuant to the Credit Agreement, GLAC and the Company received a financing commitment of up to $30,000,000 for a senior secured credit facility from LaSalle in order to (a) pay for conversion shares, (b) provide working capital for the Company and the Company’s direct and indirect subsidiaries and (c) provide for future permitted acquisitions. The facility consists of up to $20,000,000 that can be drawn within 60 days of the Closing Date (and was subsequently extended to 120 days on April 18, 2008) as a term loan sublimit and up to $30,000,000, less any amount drawn under the term loan sublimit, as a revolving credit facility with a $3,000,000 sublimit for letters of credit. As of April 18, 2008, GLAC and the Company had drawn $3,413,392.04 under the term loan to pay Converting Shareholders and no funds under the revolving credit facility.